                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                       United Dominion Realty Trust, Inc.
                      ------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    910197102
                                   -----------
                                 (CUSIP Number)



     Marjorie L. Reifenberg, Esq.                        With a copy to:
  Lazard Freres Real Estate Investors
                L.L.C.                                Frederick Tanne, Esq.
         30 Rockefeller Plaza                            Kirkland & Ellis
          New York, NY 10020                           153 East 53rd Street
            (212) 632-6000                           New York, New York 10022
                                                          (212) 446-4800

                  ---------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                 August 20, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

CUSIP No. 910197102                                           Page 2 of 13 Pages
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON

          LF Strategic Realty Investors L.P.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

          Not applicable
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 [ ]

--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
       NUMBER OF
                                  0
        SHARES            ------------------------------------------------------
                             8    SHARED VOTING POWER
     BENEFICIALLY
                                  0 (See Item 5)
       OWNED BY
                          ------------------------------------------------------
         EACH                9    SOLE DISPOSITIVE POWER

      REPORTING                   0
                          ------------------------------------------------------
        PERSON              10    SHARED DISPOSITIVE POWER

         WITH                     0
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 (See Item 5)
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          PN (limited partnership)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 910197102                                           Page 3 of 13 Pages
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON

          Lazard Freres Real Estate Investors L.L.C.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

          Not applicable
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 [ ]

--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
       NUMBER OF
                                  0
        SHARES            ------------------------------------------------------
                             8    SHARED VOTING POWER
     BENEFICIALLY
                                  0 (See Item 5)
       OWNED BY
                          ------------------------------------------------------
         EACH                9    SOLE DISPOSITIVE POWER

      REPORTING                   0 (See Item 5)
                          ------------------------------------------------------
        PERSON              10    SHARED DISPOSITIVE POWER

         WITH                     0
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 (See Item 5)
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          00 (limited liability company)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 910197102                                           Page 4 of 13 Pages
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON

          Lazard Freres & Co. LLC
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

          Not applicable
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 [ ]

--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
       NUMBER OF
                                  0
        SHARES            ------------------------------------------------------
                             8    SHARED VOTING POWER
     BENEFICIALLY
                                  0 (See Item 5)
       OWNED BY
                          ------------------------------------------------------
         EACH                9    SOLE DISPOSITIVE POWER

      REPORTING                   0 (See Item 5)
                          ------------------------------------------------------
        PERSON              10    SHARED DISPOSITIVE POWER

         WITH                     0
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 (See Item 5)
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          00 (limited liability company)
--------------------------------------------------------------------------------

                                                              Page 5 of 13 Pages


         This Amendment No. 3, dated August 20, 2001, is filed by LF Strategic Realty Investors L.P., a Delaware limited partnership ("LF Realty"), Lazard Freres Real Estate Investors L.L.C., a Ne w York limited liability company ("LFREI"), and Lazard Freres & Co. LLC, a New York limited liability company ("Lazard" and together with LF Realty and LFREI, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D dated September 10, 1998, as amended, filed by the Reporting Persons (as amended, the "Initial Schedule 13D"). This Amendment hereby amends and supplements the Initial Schedule 13D. All items not described herein remain as previously reported in the Initial Schedule 13D.


         ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f). The information set forth in Amendment No. 2 to the Initial Schedule 13D regarding Lazard, persons who may be deemed to be in control of Lazard and the executive officers and directors of LFREI is hereby amended and supplemented by replacing Schedules 1, 2, 3 and 4 to Amendment No. 2 with Schedules 1, 2, 3 and 4 hereto, which are attached hereto and are incorporated herein by reference.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

         ITEM 4.  PURPOSE OF TRANSACTION.

         On August 14, 2001, LF Realty entered into a Purchase Agreement (the "Purchase Agreement") with Security Capital Preferred Growth Incorporated ("SCPGI"), whereby LF Realty agreed to sell to SCPGI the 8,000,000 shares of Series D Cumulative Convertible Redeemable Preferred Stock (the "Series D Preferred Stock") that it owned, subject to the satisfaction of certain conditions. The closing of the sale of the Series D Preferred Stock to SCPGI occurred on August 20, 2001. The Purchase Agreement is included as Exhibit 1 to this Amendment No. 3 and is incorporated herein by reference.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         None.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Purchase Agreement, one of the conditions to the closing of the sale of the Series D Preferred Stock to SCPGI was the execution by the Company of a Waiver and Release Agreement by and between the Company and LF Realty (the "Waiver") pursuant to which the Company agreed to waive all transfer restrictions with respect to the sale of the Series D Preferred Stock to SCPGI. The Waiver is included as Exhibit 2 to this Amendment No. 3 and is incorporated herein by reference.

                                                              Page 6 of 13 Pages

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 -- Purchase Agreement dated as of August 14, 2001 by and between Security Capital Preferred Growth Incorporated and LF Strategic Realty Investors L.P.

         Exhibit 2 -- Waiver and Release Agreement dated as of August 14, 2001 by and between United Dominion Realty Trust, Inc. and LF Strategic Realty Investors L.P.

                                                              Page 7 of 13 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              LF STRATEGIC REALTY INVESTORS L.P.

                              By: Lazard Freres Real Estate Investors L.L.C.,
                                       as general partner


                              By: /s/ John A. Moore
                                  ---------------------------------
                                  Name: John A. Moore
                                  Title:  Principal and Chief Financial Officer

                              Date: August 20, 2001


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              LAZARD FRERES REAL ESTATE INVESTORS
                                   L.L.C.



                              By: /s/ John A. Moore
                                  ------------------------------------
                                  Name: John A. Moore
                                  Title:  Principal and Chief Financial Officer

                              Date: August 20, 2001



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              LAZARD FRERES & CO. LLC



                              By: /s/ Scott D. Hoffman
                                  -------------------------------------
                                  Name: Scott D. Hoffman
                                  Title: Managing Director

                              Date:  August 20, 2001

                                                              Page 8 of 13 Pages


                                   SCHEDULE 1

         Set forth below are the names of each of the members of the management committee of Lazard Freres & Co. LLC. Except as otherwise indicated, the principal occupation of each such person is managing director of Lazard Freres & Co. LLC, the business address of each such person is 30 Rockefeller Plaza, New York, New York 10020 and each person is a citizen of the United States.


                           Business Address and
                           Principal Occupation
Name                       (if other than as indicated above)        Citizenship
----                       ----------------------------------        -----------
Michel A. David-Weill      Chairman of Lazard LLC and                France
                           Lazard Freres & Co. LLC
Norman Eig
Steven J. Golub
Herbert W. Gullquist
Kenneth M. Jacobs
William R. Loomis, Jr.     Chief Executive Officer and
                           Managing Director of Lazard
                           Freres & Co. LLC and Chief
                           Executive Officer of Lazard LLC
David L. Tashjian

                                                              Page 9 of 13 Pages


                                   SCHEDULE 2

                           Lazard Board Of Lazard LLC

         Set forth below are the members of the Lazard Board of Lazard LLC, their business address, principal occupation and citizenship:


                         Principal Occupation
Name                     and Business Address                          Citizenship
----                     --------------------                          -----------
Michel A. David-Weill    Chairman of Lazard LLC and                    France
                         Lazard Freres & Co. LLC
                         Lazard Freres & Co. LLC
                         30 Rockefeller Plaza
                         New York, NY 10020

Antoine Bernheim         Investor                                      France
                         Chairman of Assicurazioni Generali S.p.A
                         Lazard Freres S.A.S.
                         121 Boulevard Haussmann
                         75382 Paris Cedex 08 France

Francois Voss            Managing Director of Lazard Freres S.A.S.     France
                         Lazard Freres S.A.S.
                         121 Boulevard Haussmann
                         75382 Paris Cedex 08 France

Didier Pfeiffer          President du Conseil de Surveillance          France
                         Fonds de Garantie des Assurances
                         de Personnes
                         30-32 rue de Taitbout
                         75311 Paris Cedex 09 France

Alain Merieux            President Directeur General (CEO)             France
                         BioMerieux S.A. and BioMerieux Alliance
                         69280 Marcy L'Etoile
                         France

Jean Guyot               Investor                                      France
                         Lazard Freres S.A.S.
                         121 Boulevard Haussmann
                         75382 Paris Cedex 08 France

                                                             Page 10 of 13 Pages

                         Principal Occupation
Name                     and Business Address                           Citizenship
----                     --------------------                           -----------
Bruno M. Roger           Managing Director of Lazard Freres S.A.S.      France
                         Lazard Freres S.A.S.
                         121 Boulevard Haussmann
                         75382 Paris Cedex 08 France

William R. Loomis, Jr.   Chief Executive Officer                        USA
                         and Managing Director
                         of Lazard Freres & Co. LLC and Chief
                         Executive Officer of Lazard LLC
                         Lazard Freres & Co. LLC
                         30 Rockefeller Plaza
                         New York, NY 10020

Marcus Agius             Chairman and Managing Director of              United Kingdom
                         Lazard Brothers & Co., Limited
                         Lazard Brothers & Co., Limited
                         21 Moorfields
                         London EC2P 2HT
                         United Kingdom

Gerardo Braggiotti       Managing Director of Lazard Freres             Italy
                         S.A.S., Lazard Freres & Co. LLC and
                         Lazard Brothers & Co., Limited; Vice
                         Chairman of Lazard AB Stockholm and
                         Lazard & C. Srl; Member of Supervisory
                         Board of Lazard & Co. GmbH; and
                         Chairman of Lazard Asesores Financieras S.A.
                         Lazard Freres S.A.S.
                         121 Boulevard Haussmann
                         75382 Paris Cedex 08 France

                                                             Page 11 of 13 Pages

                                   SCHEDULE 3

        Executive Committee of Lazard Strategic Coordination Company LLC

         Set forth below are the members of the Executive Committee of Lazard Strategic Coordination Company LLC, their business address, principal occupation and citizenship:


                         Principal Occupation
Name                     and Business Address                           Citizenship
----                     --------------------                           -----------
Michel A. David-Weill    Chairman of Lazard LLC and                     France
                         Lazard Freres & Co. LLC
                         Lazard Freres & Co. LLC
                         30 Rockefeller Plaza
                         New York, NY 10020

Marcus Agius             Chairman and Managing Director of              United Kingdom
                         Lazard Brothers & Co., Limited
                         Lazard Brothers & Co., Limited
                         21 Moorfields
                         London EC2P 2HT
                         United Kingdom

Gerardo Braggiotti       Managing Director of Lazard Freres             Italy
                         S.A.S., Lazard Freres & Co. LLC and
                         Lazard Brothers & Co., Limited; Vice
                         Chairman of Lazard AB Stockholm and
                         Lazard & C. Srl; Member of Supervisory
                         Board of Lazard & Co. GmbH; and
                         Chairman of Lazard Asesores Financieras S.A.
                         Lazard Freres S.A.S.
                         121 Boulevard Haussmann
                         75382 Paris Cedex 08 France

Norman Eig               Managing Director                              USA
                         of Lazard Freres & Co. LLC
                         Lazard Freres & Co. LLC
                         30 Rockefeller Plaza
                         New York, NY 10020

Kenneth M. Jacobs        Managing Director                              USA
                         of Lazard Freres & Co. LLC
                         Lazard Freres & Co. LLC
                         30 Rockefeller Plaza
                         New York, NY 10020

                                                             Page 12 of 13 Pages

                         Principal Occupation
Name                     and Business Address                           Citizenship
----                     --------------------                           -----------
William R. Loomis, Jr.   Chief Executive Officer                        USA
                         and Managing Director
                         of Lazard Freres & Co. LLC and
                         Chief Executive Officer of Lazard LLC
                         Lazard Freres & Co. LLC
                         30 Rockefeller Plaza
                         New York, NY 10020

Georges Ralli            Managing Director of Lazard Freres S.A.S.      France
                         Lazard Freres S.A.S.
                         121 Boulevard Haussmann
                         75382 Paris Cedex 08 France

Bruno M. Roger           Managing Director of Lazard Freres S.A.S.      France
                         Lazard Freres S.A.S.
                         121 Boulevard Haussmann
                         75382 Paris Cedex 08 France

William J. Rucker        Managing Director of Lazard Brothers &         United Kingdom
                         Co., Limited
                         Lazard Brothers & Co., Limited
                         21 Moorfields
                         London EC2P 2HT
                         United Kingdom

David L. Tashjian        Managing Director of                           USA
                         Lazard Freres & Co. LLC
                         Lazard Freres & Co. LLC
                         30 Rockefeller Plaza
                         New York, New York 10020

                                                             Page 13 of 13 Pages

                                   SCHEDULE 4

        Executive Officers of Lazard Freres Real Estate Investors L.L.C.

            The business address for each of the following persons is
                    30 Rockefeller Plaza, New York, NY 10020


Name of Officer                       Present and Principal Occupation
---------------                       --------------------------------
Robert C. Larson                      Chairman

Michael G. Medzigian                  President and Chief Executive Officer

Mark S. Ticotin                       Principal and Executive Vice President

John A. Moore                         Principal and Chief Financial Officer

Marjorie L. Reifenberg                Principal, General Counsel and Secretary

Robert S. Underhill                   Principal

Henry C. Herms                        Controller